Date: May 2, 2025	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

New York Stock Exchange

(Amended)

Subject: LITHIUM ARGENTINA AG

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 29, 2025
Record Date for Voting (if applicable) :	May 30, 2025
Beneficial Ownership Determination Date :	May 30, 2025
Meeting Date :	June 19, 2025
Meeting Location (if available) :	Zug, Switzerland
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	H5012F103	CH1403212751

Sincerely,

Computershare

Agent for LITHIUM ARGENTINA AG